EXHIBIT 99.1



CONTACTS: **Gary A. Harmon**
Chief Financial Officer
(706) 876-5851
gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS IMPROVED SECOND QUARTER RESULTS

CHATTANOOGA, Tenn. (August 1, 2005) -- The Dixie Group, Inc. (Nasdaq/NM:DXYN) today reported financial results for the second quarter and six months ended June 25, 2005. For the second quarter, income from continuing operations was $3,584,000, or $0.28 per diluted share, compared with income from continuing operations of $3,486,000, or $0.27 per diluted share, for the second quarter of 2004. Sales for the second quarter of 2005 were $82,073,000, up 16% from sales of $70,818,000 in the year-earlier quarter.

For the first six months of fiscal 2005, income from continuing operations was $5,456,000, or $0.43 per diluted share, compared with income from continuing operations of $5,463,000, or $0.43 per diluted share, for the first half of 2004. Sales for the first six months of 2005 were $154,107,000, up 14% from sales of $135,221,000 in the prior-year period.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "While we are pleased that our revenue grew 16% and operating income improved 13%, higher interest expense and lower other income resulted in income from continuing operations that was only slightly ahead of the second quarter last year. The improved revenue reflected an 18% year-over-year increase in carpet sales for the second quarter and first six months of 2005. Sales of our residential carpet grew 19% and our commercial carpet sales rose 17% during these periods.

"Gross profit and operating income dollars improved in the second quarter and first half of 2005 as a result of higher sales volume; however, as a percentage of sales, gross profit and operating income were lower in 2005 due to higher costs for raw materials, energy and manufacturing. Although we increased prices to offset higher raw material and energy expenses, there was a significant timing lag in this implementation, but we believe these increases are now in place.

"During April 2005, order entries in our Masland Residential, Masland Commercial and Dixie Home businesses increased 51% over the prior-year levels. This unusual escalation in business activity increased complexities and created a number of operational issues that resulted in fewer shipments from inventory, longer lead times, and greater difficulties in shipping on time. In response, we added staff, lengthened operating schedules, and accelerated our move into a new distribution facility. As a result, manufacturing costs were affected by unusually high amounts of overtime, staffing and training expense, and the costs associated with the move of inventory and staff to our new distribution center. LIFO inventory liquidations that increased prior-year gross profit by 0.4% for the second quarter and 1% for the first six months also affected the year-over-year comparisons.

"Interest expense increased approximately $500,000 in the second quarter 2005 compared with the same period in 2004, principally due to market gains related to an interest rate hedge that reduced interest expense in the year-earlier period.

"Our order entry dropped to levels below our expectations in May, June and July due to extended delivery dates; nevertheless, order entries remained above last year. We have been able to increase inventories so that we are now shipping from inventory at historical rates, and we are seeing improvements that make us optimistic about a strong fall season," Frierson concluded.

Results of discontinued operations reflected a loss of $95,000, or $0.01 per diluted share, for the second quarter of 2005, compared with a loss of $38,000, or less than $0.01 per diluted share, for the second quarter of 2004. For the first six months of 2005, discontinued operations reflected a gain of $327,000, or $0.02 per diluted share, compared with a loss of $298,000, or $0.02 per diluted share, in the year-earlier period. Including discontinued operations, the Company reported net income of $3,489,000, or $0.27 per diluted share, for the second quarter of 2005, compared with net income of $3,448,000, or $0.27 per diluted share, for the second quarter of 2004. For the first six months of 2005, net income was $5,783,000, or $0.45 per diluted share, compared with net income of $5,165,000, or $0.41 per diluted share, in the 2004 period.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at "www.earnings.com". The simulcast will begin at approximately 11:00 a.m. Eastern Time on August 1, 2005. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (719) 457-2649 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 2165410 when prompted for the access code.

The Dixie Group "www.thedixiegroup.com" is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.

Consolidated Condensed Statements of Income

(unaudited; in thousands, except earnings per share)

	Three Months Ended		Six Months Ended	
	June 25, 2005	June 26, 2004	June 25, 2005	June 26, 2004
NET SALES	$ 82,073	$ 70,818	$ 154,107	$ 135,221
Cost of sales	55,925	46,151	105,916	89,032
GROSS PROFIT	26,148	24,667	48,191	46,189
Selling and administrative expenses	19,075	18,476	36,875	36,062
Other operating income	(139)	(66)	(224)	(84)
Other operating expense	277	123	313	197
Operating income	6,935	6,134	11,227	10,014
Interest expense	1,403	911	2,805	2,405
Other income	(141)	(309)	(233)	(1,101)
Other expense	27	4	46	4
Income from continuing operations before income taxes	5,646	5,528	8,609	8,706
Income tax provision	2,062	2,042	3,153	3,243
Income from continuing operations	3,584	3,486	5,456	5,463
Loss from discontinued operations, net of tax	(95)	(38)	(507)	(377)
Income on disposal of discontinued operations, net of tax	---	---	834	79
NET INCOME	$ 3,489	$ 3,448	$ 5,783	$ 5,165
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.29	$ 0.28	$ 0.44	$ 0.45
Discontinued operations	(0.01)	---	(0.04)	(0.03)
Disposal of discontinued operations	---	---	0.07	0.01
Net income	$ 0.28	$ 0.28	$ 0.47	$ 0.43
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.28	$ 0.27	$ 0.43	$ 0.43
Discontinued operations	(0.01)	---	(0.04)	(0.03)
Disposal of discontinued operations	---	---	0.06	0.01
Net income	$ 0.27	$ 0.27	$ 0.45	$ 0.41
Weighted-average shares outstanding:				
Basic	12,326	12,111	12,298	12,036
Diluted	12,805	12,583	12,829	12,502

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THE DIXIE GROUP, INC.

Consolidated Condensed Balance Sheets

(in thousands)

	June 25, 2005		December 25, 2004	
ASSETS	*(Unaudited)*			
Current Assets				
Accounts receivable, net	$	35,218	$	33,276
Inventories		68,164		57,992
Other		10,975		15,286
Total Current Assets		114,357		106,554
Net Property, Plant and Equipment		86,137		76,337
Goodwill		55,604		55,604
Other Assets		10,290		9,782
TOTAL ASSETS	$	266,388	$	248,277
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	43,393	$	38,788
Current portion of long-term debt		9,313		9,156
Total Current Liabilities		52,706		47,944
Long-Term Debt				
Senior indebtedness		48,014		36,538
Capital lease obligations		4,428		5,539
Convertible subordinated debentures		22,162		24,737
Other Liabilities		12,949		13,087
Deferred Income Taxes		8,281		9,595
Stockholders' Equity		117,848		110,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	266,388	$	248,277

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